# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Upexi, Inc., CIK 0001775194
CUSIP: 39959A205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3030 N. Rocky Point Drive,, Suite 420, Tampa,, Florida (FL), 33607
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002134775

## Reporting persons
- Hivemind Capital Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,928,365; sole dispositive power 0; shared dispositive power 8,928,365; aggregate amount beneficially owned 8,928,365 (9.99% of the class)
  Comment: Consists of (i) 5,260,000 shares of Common Stock, (ii) 6,992,300 shares of Common Stock issuable upon exercise of pre-funded warrants, and (iii) 6,870,019 shares of Common Stock issuable upon conversion of the Secured Convertible Note due January 9, 2028, based on $16,419,340.46 of outstanding principal at a conversion price of $2.39 per share. The pre-funded warrants and the Note are each subject to a beneficial ownership limitation of 9.99%. Ownership percentages are based on 85,694,658 shares of Common Stock outstanding as of July 16, 2026, as reported by the Issuer in its prospectus supplement filed with the SEC on Form 424B3.
- Hivemind Validation QOZ GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,928,365; sole dispositive power 0; shared dispositive power 8,928,365; aggregate amount beneficially owned 8,928,365 (9.99% of the class)
  Comment: Consists of (i) 5,260,000 shares of Common Stock, (ii) 6,992,300 shares of Common Stock issuable upon exercise of pre-funded warrants, and (iii) 6,870,019 shares of Common Stock issuable upon conversion of the Secured Convertible Note due January 9, 2028, based on $16,419,340.46 of outstanding principal at a conversion price of $2.39 per share. The pre-funded warrants and the Note are each subject to a beneficial ownership limitation of 9.99%. Ownership percentages are based on 85,694,658 shares of Common Stock outstanding as of July 16, 2026, as reported by the Issuer in its prospectus supplement filed with the SEC on Form 424B3.
- Hivemind Validation Master Fund LP: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 8,928,365; sole dispositive power 0; shared dispositive power 8,928,365; aggregate amount beneficially owned 8,928,365 (9.99% of the class)
  Comment: Consists of (i) 5,260,000 shares of Common Stock, (ii) 6,992,300 shares of Common Stock issuable upon exercise of pre-funded warrants, and (iii) 6,870,019 shares of Common Stock issuable upon conversion of the Secured Convertible Note due January 9, 2028, based on $16,419,340.46 of outstanding principal at a conversion price of $2.39 per share. The pre-funded warrants and the Note are each subject to a beneficial ownership limitation of 9.99%. Ownership percentages are based on 85,694,658 shares of Common Stock outstanding as of July 16, 2026, as reported by the Issuer in its prospectus supplement filed with the SEC on Form 424B3.
- Yechuan Zhang: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,928,365; sole dispositive power 0; shared dispositive power 8,928,365; aggregate amount beneficially owned 8,928,365 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Upexi, Inc.
Address of issuer's principal executive offices: 3030 N. Rocky Point Drive, Suite 420, Tampa, FL 33607

## Item 2. Person Filing
Name of person filing: Hivemind Capital Partners, LLC
Address of principal business office or, if none, residence:
c/o Hivemind Capital Partners, LLC
875 Avenue of the Americas, Floor 22
New York, New York 10001
Citizenship: Delaware

## Item 4. Ownership
Amount beneficially owned: 8,928,365
Percent of class: 9.99%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 8,928,365
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 8,928,365

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Hivemind Capital Partners, LLC: /s/ Yechuan Zhang, Authorized Signatory (08/14/2026)
- Hivemind Validation QOZ GP LLC: /s/ Yechuan Zhang, Authorized Signatory (08/14/2026)
- Hivemind Validation Master Fund LP: /s/ Yechuan Zhang, Authorized Signatory (08/14/2026)
- Yechuan Zhang: /s/ Yechuan Zhang, Yechuan Zhang (08/14/2026)